**Exhibit 99.1**

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contacts: Joel L. Thomas
                                                            (919) 379-4300


Alliance One International Reports Fiscal Year 2014 Second Quarter Results


Morrisville, NC - November 5, 2013 - Alliance One International, Inc. (NYSE: AOI) today announced results for its second fiscal quarter ended September 30, 2013.

<u>Second Quarter Results</u>

Fiscal year 2014 volume, revenue and core operating income are on track to exceed last year, driven by increased full service volumes when compared to the prior year. For the quarter and first six months ended September 30, 2013 revenue increased $124.3 million and $150.4 million versus last year, to $700.7 million and $1,084.6 million, respectively. Operating income for the quarter was $48.3 million, a $1.5 million decrease compared to the prior year, but was impacted by $0.6 million of restructuring and asset impairment expense. For the six months operating income was $40.3 million, a decrease of $14.8 million compared to the year-to-date period last year. The six month results this year included $11.0 million of expense related to unrecovered farmer advances in Zambia and $2.8 million of restructuring and asset impairment expense mainly related to a new processing arrangement that should lead to lower processing costs in future periods.

For the second quarter ended September 30, 2013, the Company reported a net loss of ($46.0) million, or ($0.53) per basic share, compared to net income of $18.4 million, or $0.21 per basic share, last year. Additionally, for the six months ended September 30, 2013, the Company reported a net loss of ($82.8) million, or ($0.95) per basic share, compared to a net loss of ($12.4) million or ($0.14) per basic share for the same period of the prior fiscal year. Included in the net loss for the quarter ended September 30, 2013 was restructuring and asset impairment expense and debt retirement expense that after adjusting for tax, negatively impacted earnings per basic share ($0.64). Additionally, included in the net loss for the six months year-to-date period ended September 30, 2013 was expense related to unrecovered farmer advances in Africa, restructuring and asset impairment expense, and debt retirement expense. After adjusting for tax, these costs negatively impacted earnings per basic share ($0.78).

In August the Company refinanced its long term debt. As part of the refinancing it issued a new $735.0 million 9.875% senior secured second lien note maturing July 2021 and the US revolver maturity was extended to April 2017, as well as modifying certain terms and conditions. To complete these transactions and retire the old debt, the Company incurred $55.6 million of expense that impacted results for both the quarter and six months. Importantly, the refinancing extended long term debt maturities and provides a solid capital base going forward.

Pieter Sikkel, Chief Executive Officer and President, said, "Fiscal year 2014 volume, revenue and core operating income is on track to exceed last year, driven by increased full service volumes compared to the prior year and as internally planned. Full service volumes improved 10.7% for the quarter and 6.1% for the six months. As a result of volume improvement and some price increases due to increased green tobacco costs that were partially passed on to our customers, revenue for the quarter was $700.7 million, a $124.3 million increase compared to last year that is the best second quarter on record for our Company. For the first half of the year revenue was $1,084.6 million, our second best start of all time. Despite volume and revenue improvement, we did not pass on the full impact of green tobacco cost increases to our customer base that is reflected in our margins.

"For the quarter, loss before taxes and other items was ($37.2) million and was impacted by $55.6 million of debt retirement expense primarily related to our August refinancing and $0.6 million of restructuring and asset impairment expense. Had these expenses not occurred, income before taxes and other items would have been $19.0 million or only down $2.2 million compared to last year. Additionally, for the six months, loss before taxes and other items was ($72.0) million and was impacted by $11.0 million of expense related to unrecovered farmer advances in Zambia, $55.6 million of debt retirement expense mainly related to our August refinancing and $2.8 million of restructuring and asset impairment expense primarily due to a new processing arrangement that should lead to lower processing costs in future periods. Had these expenses not occurred, loss before taxes and other items would have been ($2.6) million or slightly below last year's $0.3 million of income before taxes and other items.

"Global supply and demand conditions are returning to slight over supply in the markets where we have positioned our factories to handle more volume and should improve operating performance, as well as core factory profitability. We continue to reduce inventory levels that are down $24.9 million versus last year to $984.8 million at this year's quarter end. Additionally, our uncommitted inventory is inside the higher end of our stated range with expectations to decrease significantly by fiscal year end, when compared to last year. Similar to last year, following industry and customer mix changes, the back half of this fiscal year will drive the majority of our volume, revenue and profitability that should be improved for the full year when compared to last year. Looking to next year, further global rollout of our integrated production system and our associated increasing dedicated worldwide supplier base uniquely position our company versus many competitors to meet customer supply requirements and their increased demand for higher quality leaf.

Mr. Sikkel, concluded, "Our continued focus on investment to improve grower sustainability, enhance social responsibility and increase effective farmer agronomy programs all support our customers' global initiatives. Targeted successful investment in these areas, combined with attention to our customers' immediate requirements and our ability to address their longer term needs cost effectively, should improve our results and enhance long-term shareholder value."

Performance Summary for the Second Fiscal Quarter Ended September 30, 2013

Total sales and other operating revenues increased 21.6% to $700.7 million versus last year. The primary drivers were a 10.7% increase in kilos sold to 128.6 million, as well as an 11.3% increase in average sales price per kilo to $5.30. Tobacco revenues increased mainly due to increased shipments that included new crop and volumes that did not ship last fiscal year, which are now shipping, as well as higher average selling prices. Increased average sales prices were primarily related to higher green costs in Africa and Brazil, and product mix. Average cost of tobacco sold increased 14.6% to $4.70 per kilo primarily due to higher green costs across all regions that were not fully passed on to our customers. Processing and other revenues decreased $4.1 million to $18.8 million due to a reduction in customer volumes in Brazil, while processing cost of services sold decreased $1.0 million to $11.7 million based on the lower volumes.

As a result of the difference in the changes in total sales and other operating revenues compared to change in total cost of goods and services sold, gross profit declined 3.4% to $84.0 million.

Selling, general and administrative expenses decreased an additional $1.4 million to $34.6 million, while restructuring and asset impairment charges were $0.6 million this year primarily due to employee termination costs mainly in South America compared to no costs last year. Other income (expense) decreased $0.7 million to $0.5 million expense. As a result of the net changes in income and costs, operating income declined $1.5 million when compared to last year to $48.3 million.

This year, we refinanced all $635.0 million of our 10% senior notes and purchased $60.0 million of our 5.5% convertible notes resulting in a onetime debt retirement expense of $55.6 million. Debt retirement expense included $21.1 million of accelerated amortization of debt issuance costs and recognition of original issue discount related to the 10% senior notes. Our interest costs increased $1.9 million to $31.7 million driven by higher average borrowings to support increased sales and associated inventories, in addition to higher average rates on borrowed funding. Partially offsetting increased interest expense was a $0.8 million increase in interest income to $1.9 million. Our effective tax rate was (27.7)% this year compared to 18.4% last year. The effective tax rate variance is mainly related to losses for which no tax benefit has been recorded and the effect of exchange gains and losses this year compared to last year.

Liquidity and Capital Resources

As of September 30, 2013, available credit lines and cash were $644.9 million, comprised of $85.4 million in cash and $548.7 million of credit lines, of which $303.9 million was available under the U.S. revolving credit facility for general corporate purposes, $244.1 million of foreign seasonal credit lines, $0.7 million of other long term debt lines and $10.8 million exclusively for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities and outstanding public notes, as they may permit.

Effective September 30, 2013, the Company did not achieve a fixed charge ratio under the 9.875% senior secured second lien note indenture to access the restricted payments basket for the purchase of common stock, payment of dividends and other actions under that basket. From time to time the Company may not meet or exceed the ratio to utilize this basket.

Fiscal Year 2014 Second Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its second fiscal quarter ended September 30, 2013, on November 6, 2013 at 8:00 A.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. ET, November 6th through 11:00 A.M. November 11th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 2330109. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those expressed or implied by forward-looking statements can be found in AOI's most recent Annual Report on Form 10-K and the other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Three and Six Months Ended September 30, 2013 and 2012

(Unaudited)

(in thousands, except per share data)	Three Months Ended September 30		Six Months Ended September 30,	
	2013	2012	2013	2012
Sales and other operating revenues	$700,680	$576,411	$1,084,567	$934,181
Cost of goods and services sold	616,710	489,448	972,103	805,655
Gross profit	83,970	86,963	112,464	128,526
Selling, administrative and general expenses	34,641	35,982	70,132	72,076
Other income (expense)	(499)	(1,157)	745	(1,347)
Restructuring and asset impairment charges	580	-	2,776	-
Operating income	48,250	49,824	40,301	55,103
Debt retirement expense	55,582	-	55,599	-
Interest expense	31,684	29,776	60,527	56,891
Interest income	1,859	1,121	3,845	2,119
Income (loss) before income taxes and other items	(37,157)	21,169	(71,980)	331
Income tax expense	10,291	3,901	11,159	13,140
Equity in net income of investee companies	1,362	1,045	320	850
Net income (loss)	(46,086)	18,313	(82,819)	(11,959)
Less: Net income (loss) noncontrolling interests	(104)	(55)	25	416
Net income (loss) Alliance One International, Inc.	($45,982)	$18,368	($82,844)	($12,375)
Earnings (loss) per share:				
Basic	($0.53)	$0.21	($0.95)	($0.14)
Diluted	($0.53)	$0.18	($0.95)	($0.14)
Weighted average number of shares outstanding:				
Basic	87,570	87,367	87,522	87,280
Diluted	87,570	110,545	87,522	87,280

See notes to condensed consolidated financial statements